SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

08005941

RECEIVED

2008 NOV 21 A 6:25

18 November 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY COURIER**

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 17 November 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

PROCESSED
NOV 25 2008
THOMSON REUTERS

Encl.

*E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.8*

SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

**(Stock Code: 00069)**

# EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the joint announcement of SA and KPL dated 28 October 2008 in respect of the discloseable and connected transactions for both SA and KPL relating to the Supplemental Agreement in connection with the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. Application has been made to the Hong Kong Stock Exchange for an extension of time to despatch the circular to the SA Shareholders to on or before 30 November 2008.

Reference is made to the joint announcement of SA and KPL dated 28 October 2008 (the "**Announcement**"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14.38 and Rule 14A.49 of the Listing Rules, SA is required to despatch to the SA Shareholders a circular within 21 days after the publication of the Announcement, which falls on or before 18 November 2008.

As SA has a secondary listing on the Singapore Stock Exchange, extra time is required for sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular at around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

Accordingly, SA has made an application to the Hong Kong Stock Exchange for an extension of time for the despatch of SA's circular and a waiver has been granted by the Hong Kong Stock Exchange for an extension of time for the despatch of SA's circular to on or before 30 November 2008.

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Ean**
*Chairman*

Hong Kong, 17 November 2008

*As at the date of this announcement, the SA Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.*

* *For identification purpose only*

END